LEAD INVESTOR



Kevin Brown

The launch of the BSP comics app has been fantastic for both black comic book creatives and readers alike. I believe it will equally be amazing for investors of the BSP App. I look forward to watching the BSP Comic app grow into an app that has a million-plus users. I love that Manual Godoy and his team have systematically hit every milestone they have set themselves up to achieve, and I believe they will continue to do so. Black Sand Entertainment, as well as the BSP App has the potential to be something special.

Invested $20,000 this round

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